Via Facsimile and U.S. Mail
Mail Stop 6010

June 29, 2007

Mr. Mark Oleksiw
Chief Financial Officer
Draxis Health, Inc.
6870 Goreway Drive, 2nd Floor
Mississauga, Ontario L4V 1P1
Canada

> **Re: Draxis Health, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 000-17434**

Dear Mr. Oleksiw:

We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Item 5. Operating and Financial Review and Prospects, page 52

Consolidated Results of Operations and Reconciliation of Non-GAAP Financial Measures, page 54

1.   Your presentation of EBITDA as an operating performance indicator appears to smooth earnings by eliminating recurring items, such as depreciation and amortization, from the most comparable U.S. GAAP performance measure. We

previously addressed your presentation of EBITDA in this manner in comment number 56 to our letter dated December 14, 2004. Your response letter of January 14, 2005 indicates that you agreed to refrain from presenting EBITDA as a measure of operating performance in your future 1934 Act filings. We do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. Additionally, your disclosure on page 74 does not adequately address the usefulness of EBITDA as an operating performance measure in accordance with Item 10(e) of Regulation S-K, nor do you provide a reconciliation of EBITDA to net income. Please amend your Form 20-F for the fiscal year ended December 31, 2006 to remove all references to EBITDA as a consolidated measure of operating performance.

*   *   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Amy Bruckner, Senior Staff Accountant, at (202) 551-3657, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant